Exhibit 2.4

EUROPEAN REFRESHMENTS,

COCA-COLA GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG AND

VIVAQA BETEILIGUNGS GMBH & CO. KG AND

COCA-COLA EUROPEAN PARTNERS LIMITED

BLACK CONTRIBUTION AGREEMENT

SHARE TRANSFER AGREEMENT

between

1.	European Refreshments, with its corporate seat in Drogheda, County Meath, Ireland, registered in the Companies Registration Office Dublin under no. 403110, represented by [name of representative], whose business address is [●], [as member of the management board with power of sole representation / on the basis of a written power of attorney dated [●], which is attached to this Agreement],

“Transferor 1”,

2.	Coca-Cola Gesellschaft mit beschränkter Haftung, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 88247 B, represented by [name of representative], whose business address is [●], [as member of the management board with power of sole representation / on the basis of a written power of attorney dated [●], which is attached to this Agreement],

“Transferor 2”,

3.	Vivaqa Beteiligungs GmbH & Co. KG, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRA 39236 B, [represented by its sole general partner Vivaqa GmbH, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB 93759 B, which is represented by [name of representative], whose business address is [●], as member of the management board of Vivaqa GmbH with power of sole representation / represented by [name of representative], whose business address is [●] on the basis of a written power of attorney dated [●], which is attached to this Agreement],

“Transferor 3”, and

4.	Coca-Cola European Partners Limited (formerly known as Spark Orange Limited), with its corporate seat in [●], registered in [●] under [●], represented by [name of representative], whose business address is [●], [as member of the management board with power of sole representation / on the basis of a written power of attorney dated [●], which is attached to this Agreement],

“Transferee”.

Transferor 1, Transferor 2 and Transferor 3 are collectively referred to as the “Transferors”. The Transferors and the Transferee are also individually referred to as a “Party” and collectively as the “Parties”.

PREAMBLE

(A)	The Transferors hold all of the shares in Coca-Cola Erfrischungsgetränke GmbH, with its corporate seat in Berlin, registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under HRB [●] (the “Company”).

(B)	By agreement between, among others, the Transferors, COCA-COLA ENTERPRISES, INC., COCA-COLA IBERIAN PARTNERS, S.A. and the Transferee dated 6 August 2015 as amended and restated on [●] 2015 (reference deed no. [●]/2015 of the acting notary; the “Transaction Master Agreement”), the parties to the Transaction Master Agreement agreed to combine certain business through, among other things, the contribution of the Company to the Transferee in exchange for the issuance to, or the benefit of, the Transferors or their designee of Orange Shares (as defined in the Transaction Master Agreement).

(C)	By means of this share transfer agreement (the “Agreement”), the Transferee therefore intends to acquire all of the shares in the Company and the Transferors intend to transfer these to the Transferee.

(D)	Pursuant to section [●] of the Company’s articles of association, the transfer of shares in the Company requires consent of the Company which has been given by way of resolution of the Company’s supervisory board dated [●] and declaration made by the Company’s board of directors dated [●], a copy of which is attached hereto as Annex D.

(E)	By letter dated [●], a copy of which is attached hereto as Annex E, Transferor 1 has waived with immediate effect its right to a special profit entitlement (bevorrechtigte Gewinnverteilung) according to section [●] of the Company’s articles of association.

(F)	The Parties intend the transfer made pursuant to this Agreement, together with the other transactions effected pursuant to the Transaction Master Agreement, to be treated as either a contribution described in Section 351(a), or a reorganization described in Section 368(a), of the United States Internal Revenue Code of 1986.

Defined terms used in this Agreement have the same meaning as in the Transaction Master Agreement unless a contrary indication appears. Headings in this Agreement are for ease of reference only and shall not affect its interpretation.

1.	SUBJECT MATTER OF CONTRIBUTION

1.1	The subject matter of the contribution comprises all of the shares in the Company. The share capital of the Company amounts to [EUR 196,534,547 (in words: Euro one hundred ninety six million five hundred thirty four thousand five hundred forty seven)]; it is divided into [196,534,547 (in words: one hundred ninety six million five hundred thirty four thousand five hundred forty seven)] shares with a nominal amount of EUR 1 (in words: Euro one) each and the current numbers (laufenden Nummern) [1 through 196,534,547].

1.2	The Transferors hold the following shares in the Company.

(a)	Transferor 1 holds [●] shares with the current numbers (laufenden Nummern) [●] through [●];

(b)	Transferor 2 holds [●] shares with the current numbers (laufenden Nummern) [●] through [●]; and

(c)	Transferor 3 holds [●] shares with the current numbers (laufenden Nummern) [●] through [●],

each as further specified in the list of shareholders dated [●].

All shares which the Transferors hold in the Company are collectively referred to as the “Shares” regardless of whether the aforementioned details are correct.

2.	TRANSFER

2.1	Each of the Transferors hereby assigns (tritt ab) the Shares held by the respective Transferor to the Transferee, which hereby accepts these assignments (Abtretungen). The assignments (Abtretungen) of the Shares shall have legal and economic effect (rechtliche und wirtschaftliche Wirkung) as and when Completion is deemed to have taken place pursuant to clause 9.4 of the Transaction Master Agreement.

2.2	All ancillary rights relating to the Shares are transferred together with the Shares, in particular the right to participate in the profits of the Company. The Transferee is exclusively entitled to any profits attributable to the Shares to the extent that the distribution of profits has not yet been resolved until today and disclosed in this Agreement.

2.3	Clause 13 (termination) of the Transaction Master Agreement shall apply mutatis mutandis and, for the avoidance of doubt, upon termination of the Transaction Master Agreement this Agreement shall automatically terminate, and no transfer hereunder shall, or shall be deemed to be, effective.

2.4	The Transferors and Transferee agree to notify the acting notary as soon as the assignments of the Shares hereunder have become valid, by means of submission of a written notice (letter or telefax) executed by or on behalf of Transferors and Transferee (the “Notification”). The acting notary is instructed to attach the Notification to this deed. At the latest upon receipt of the Notification by the acting notary the transfer of the Shares to Transferee shall be deemed finally completed.

2.5	The acting notary is instructed to submit an updated list of shareholders to the commercial register local court (Amtsgericht) of Charlottenburg without undue delay after receipt of the Notification.

3.	CONSIDERATION

As sole consideration for the transfers of the Shares under this Agreement, the Transferee shall issue the Black Consideration Shares to, or for the benefit of, the Transferors as set out in clause 2.1 (a) of the Transaction Master Agreement.

4.	WARRANTIES (GARANTIEN)

The Transferors have granted a comprehensive set of warranties pursuant to clause 10 (Warranties) of the Transaction Master Agreement, subject to the limitations set forth therein. To the extent permitted by statute, any claims and rights of the Transferee that relate to the condition (Beschaffenheit) or defects of the subject matter of acquisition or the Company and which are not provided for under clause 10 (Warranties) of the Transaction Master Agreement, in particular statutory claims based on defects or compensation claims, claims based on breach of obligations (including the breach of pre-contractual obligations), rights of rescission because of the lack of essential characteristics and claims based on interference with the basis of the transaction, are excluded.

5.	CONFIDENTIALITY AND ANNOUNCEMENTS

Clause 11 (Confidentiality and announcements) of the Transaction Master Agreement shall apply mutatis mutandis.

6.	NOTICES

Clause 22 (Notices) of the Transaction Master Agreement shall apply.

7.	COSTS AND TRANSFER TAXES

Subject to any contrary provision in the Transaction Master Agreement, and the following, each Party shall pay its own costs and expenses in connection with the negotiation, preparation, execution and implementation of this Agreement, save that any possible transfer taxes (including real estate transfer tax) as well as the costs of the notarisation of this Agreement shall exclusively be borne by the Transferee. The Company has real estate.

8.	FINAL PROVISIONS

8.1	Amendments and supplements to this Agreement as well as the waiver of any rights under this Agreement shall be in text form (section 126b of the German Civil Code) or in any other more strict legally required form, if so required, in order to be valid. This also applies to any amendment to, or cancellation of, this written form clause.

8.2	In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Transaction Master Agreement, the provisions of the Transaction Master Agreement shall (to the extent permitted by law) prevail.

8.3	In respect of place of jurisdiction, clause 24.2 (submission to the jurisdiction of the English courts) and clause 24.3 (agent for service of process in England) of the Transaction Master Agreement shall apply.

8.4	This Agreement is governed by German law, and is to be interpreted exclusively consistent with German law and usage of terminology. This includes the legal concepts and terms contained in this Agreement, the English translations of which may not be identical with the original German terms in their respective legal understanding.

8.5	Should a provision of this Agreement be or become null and void as a whole or in part, or should a gap in this Agreement become evident, this shall not affect the validity of the remaining provisions. In such case, such valid and practicable regulation is deemed to be agreed that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point at the time of entering into this Agreement. If the nullity of a provision is due to a degree of performance or time (period or deadline) laid down in this provision, then the provision is deemed to be agreed with a legally permissible degree that comes closest to the original degree. It is the express intention of the Parties that this severability clause shall not merely reverse the burden of proof but that section 139 German Civil Code is contracted out as a whole, which means that this Agreement is upheld despite there being a void provision or a gap.